Management’s Discussion and Analysis
June 5, 2008

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended April 30, 2008 and its financial position as at April 30, 2008.  This MD&A should be read in conjunction with the unaudited consolidated financial statements and notes that follow.  In 2007, MDS chose to adopt United States generally accepted accounting principles (US GAAP) for financial reporting.  As a result of this change, the Company restated to US GAAP its previously filed financial statements for the four quarters of 2007.  With US GAAP as our primary basis of accounting, we will reconcile our US GAAP earnings to Canadian generally accepted accounting principles (Canadian GAAP).  This reconciliation will be done as required by applicable Canadian regulations on an annual and quarterly basis for fiscal 2008 and 2009.  The results discussed in this MD&A are based on US GAAP.  To supplement the US GAAP MD&A included in this document, please refer to our separately filed Canadian Supplement to this MD&A that restates, based on financial information of MDS reconciled to Canadian GAAP, those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP.

For additional information and details, readers are referred to the 2007 annual financial statements and MD&A and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position as at and for the period ended April 30, 2008. To do so, we provide information and analysis comparing the results of operations and financial position for the current interim period to those of the same period in the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Caution Regarding Forward-looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2008, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States’ economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products and services introduced by us or by our competitors; the impact of our clients’ exercising rights to cancel certain contracts; the impact of changes in laws, trade and import/export policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; new accounting policies and guidelines that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

 We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Use of Non-GAAP Measures
In addition to measures based on generally accepted accounting principles (GAAP) in this MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted net income, adjusted earnings per share (EPS); operating working capital; net revenue; new orders and backlog.  These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures.  In addition, adjusted EBITDA and operating working capital are the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and can view our results through the eyes of management.

Throughout this report, when we refer to total revenues we mean revenues including reimbursement revenues. We use the term net revenues to mean revenues excluding such amounts.  All revenue growth figures and adjusted EBITDA margin figures are based on net revenues. We use net revenues to measure the growth and profitability of MDS and MDS Pharma Services because the pass-through invoicing of reimbursable out-of-pocket expenses varies from period-to-period, is not a reliable measure of the underlying performance of the business, and does not have an impact on net income or cash flows in any significant way. Management assesses and rewards the performance of MDS Pharma Services and the segment’s senior management team using metrics that are based on net revenues.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that have not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be communicated in other ways, including email messages and oral confirmations. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.  As at January 31, 2008, we started to report new orders, which are the confirmed contracts for which we have received a customer commitment within the fiscal quarter.  We have also started to report period ending backlog which measures our backlog at the period ending date and we continue to report the average backlog which is the average of the three month end backlog balances for the interim period.

Substantially all of the Sciex brand products of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid from the joint ventures as profit sharing.   Under US GAAP, we report our direct revenues from sales to the joint ventures as revenues and we report our share of the profits of the joint ventures as equity earnings. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex products, we report growth in end-user revenues as reported by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market.

Tabular amounts are in millions of United States (US) dollars, except per share amounts and where otherwise noted.

Adoption of US GAAP
Effective with the reporting of our fiscal 2007 annual results, we adopted US GAAP as our primary reporting standard for our consolidated financial statements.  We have adopted US GAAP to improve the comparability of our financial information with that of our competitors, the majority of whom are US-based multinational companies.  All figures for prior periods contained in these documents have been revised to reflect the adoption of US GAAP as our reporting standard.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers use for the development of drugs and the diagnosis and treatment of disease.  Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging, sterilization, and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and services to customers in markets around the world.

Discontinued Operations
All financial references in this document exclude those businesses that we consider to be discontinued.  The results of discontinued operations relate to the diagnostics business we sold in 2007.  All financial references for the prior year have been restated to reflect this treatment.

Subsequent Event – MAPLE Reactor
On May 16, 2008, Atomic Energy of Canada Limited (AECL), a Canadian crown corporation, and the Government of Canada, publicly announced their intention to discontinue the development work on the MAPLE reactors located at Chalk River laboratories, effective immediately.  The MAPLE reactors were to replace AECL’s current National Research Universal reactor (NRU) and provide MDS Nordion with a long-term source of supply of medical isotopes.  AECL and the Government of Canada have also publicly announced that they will continue to supply  medical isotopes using the NRU and will pursue an extension of the NRU operation beyond its current expiry date of October 31, 2011.  MDS has substantial financial interests in the success of the MAPLE reactor project, primarily through a related 40-year supply agreement with AECL, as a result of an exchange of non-monetary assets in February 2006 (see below).  The Company was neither consulted nor informed in advance by AECL or the Canadian government about their decision.  AECL’s announcement and position represents a different perspective on the contract than that held by MDS.  The Company intends to evaluate all options and pursue appropriate steps to protect the interests of patients, its customers and its shareholders.

On February 22, 2006, the Company had announced an agreement resulting from a comprehensive mediation process with AECL related to the MAPLE reactor project.  Under the agreement, AECL paid the Company $22 million, and assumed ownership of the MAPLE facilities and took responsibility for all costs associated with completing the project and the future production of medical isotopes from the MAPLE facilities.  The parties retained certain rights related to existing claims.  In addition, AECL acquired $47 million of MAPLE-related inventories in exchange for a non-interest bearing note having a net present value of $38 million, to be repaid over four years commencing in 2008.  The agreement requires AECL to supply medical isotopes to MDS Nordion over a 40-year period, upon the MAPLE facilities meeting certain operational criteria, in exchange for a fixed percentage of the selling price.  In accordance with SFAS No. 153, “Exchanges of Non-monetary Assets”, the Company exchanged the MAPLE asset for the 40-year supply agreement which was recorded as an intangible asset at its fair value of $308 million.  This amount is to be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins.  The Company recorded a loss on this transaction of $36 million in 2006.

As a result of the May 16, 2008 announcement by AECL and the Government of Canada, MDS is reviewing the impact on its business from an operational and financial reporting perspective.  The Company will evaluate all options and pursue appropriate steps to protect the interests of patients, its customers and its shareholders.  The principal US GAAP reporting exposure for MDS related to the announcement is its intangible asset associated with the 40-year supply agreement currently carried at $342 million (revalued at the April 30, 2008 exchange rate).  MDS will continue to evaluate the intangible asset for possible impairment and the relevant financial reporting implications based upon the progress of any dialogue, negotiations or legal proceedings between AECL, the Government of Canada and the Company.

MDS Inc.
Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

Second Quarter			Year-to-date

2008	2007		2008	2007
350	286	Total revenues	672	550
(24)	(23)	Reimbursement revenues	(50)	(46)
$326	$263	Net revenues	$622	$504

11	(55)	Income (loss) from continuing operations	28	(55)
5	(27)	Income tax expense (recovery)	(2)	(24)
2	(2)	Net interest expense	2	-
-	(1)	Mark-to-market on interest rate swaps	(2)	(1)
23	18	Depreciation and amortization	50	32
41	(67)	EBITDA	76	(48)
1	25	Restructuring charges, net	1	38
3	6	Valuation provisions	3	6
-	3	Loss on sale of a business/investment	2	1
(10)	61	(Reversal) provision for FDA-related costs	(10)	61
(1)	3	Acquisition integration	2	3
$34	$31	Adjusted EBITDA	$74	$61
10%	12%	Adjusted EBITDA margin	12%	12%

Consolidated net revenues which exclude reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services segment, were up 24% on a reported basis to $326 million for the second quarter of 2008 compared to $263 million last year.  The Molecular Devices (MD) business of MDS Analytical Technologies, which was acquired in the second quarter of 2007,  increased  net revenues by $26 million in the second quarter of 2008, compared to the 41 day post-acquisition period in the second quarter of 2007.  Foreign exchange impacts increased net revenue in the second quarter of 2008 compared to the second quarter of 2007 by approximately $25 million or 10%.  Excluding the impact of the MD acquisition and foreign exchange, net revenues increased $12 million or 5% with growth across all businesses.

MDS Pharma Services net revenues increased 11% compared to the same period in 2007, with growth in both early-stage and late-stage net revenues.  MDS Nordion revenues were also up 13% compared to the same period in 2007.  MDS Analytical Technologies revenues were up $41 million, including the $26 million increase associated with MD.

Income from continuing operations for the second quarter of 2008 was $11 million compared to a loss of $55 million reported for the same period in 2007.  The second quarter of 2008 included $7 million of after tax income from the revision of our best estimate of the remaining Food and Drug Administration (FDA) provision related to our Montreal Bioanalytical business.  The $55 million loss for the second quarter of 2007 includes the after tax provision set-up for FDA-related costs, a restructuring charge and a long-term investment valuation.  These items amounted to $66 million on an after-tax basis.

Adjusted EBITDA for the quarter was $34 million, up 10% compared to $31 million reported for last year.  MDS Nordion adjusted EBITDA increased by $2 million.  MDS Analytical Technologies adjusted EDITDA grew $2 million to $17 million. MD contributed $9 million of adjusted EBITDA in the second quarter of 2008 compared to $7 million in the 41 days post-acquisition period in the second quarter of 2007.  MDS Pharma Services reported a loss of $1 million in the quarter versus breakeven last year.  In the second quarter of 2008, we experienced a negative impact of approximately $4 million on adjusted EBITDA from the net impact of foreign exchange, due to the year-over-year weakness of the US dollar; however, this was partially offset by a $3 million reduction in the foreign exchange loss on the revaluation of net monetary assets.

Adjustments reported for the second quarter of 2008 include income of $10 million due to a revision of our best estimate of the provision associated with the FDA issue, $3 million expense related to an additional 20% provision against an investment in asset-backed commercial paper (ABCP), $1 million expense related to facilities restructuring charges and $1 million related to final adjustments of MD integration costs.  In the second quarter of 2007, adjustments included a $61 million charge related to the FDA provision, $25 million of restructuring costs related mostly to profit improvement initiatives in MDS Pharma Services, a $6 million valuation provision related to a long-term equity investment, a $3 million loss resulting primarily from the sale of our Hamburg Phase 1 facility, and $3 million of integration costs incurred by MDS Analytical Technologies.

Selling, general, and administration (SG&A) expenses for the quarter totalled $75 million and 23% of net revenues compared to $61 million and 23% last year. The increase includes the impact from the acquisition of MD partway through the second quarter in 2007, as well as the impact of foreign exchange.

We spent $22 million on R&D activities in the second quarter this year, compared to spending of $16 million last year. The majority of the increase in R&D spending comes from the impact of a full quarter of MD compared to the 41 day post-acquisition period in the second quarter of 2007.

Consolidated depreciation and amortization expense increased $5 million compared to last year.  We also amortized $9 million of intangible assets acquired as part of the purchase of MD in the second quarter of 2008 compared to $2 million in the second quarter of 2007.  Capital expenditures for the quarter were $15 million compared to $7 million in the second quarter of 2007.

Other income for the quarter includes the $10 million FDA provision release, $3 million ABCP provision and a $3 million embedded derivative gain.  Other income for the second quarter of 2007 includes a $61 million FDA provision charge, $6 million valuation provision, $3 million loss on sale of business and a foreign exchange loss of $4 million related to the revaluation of certain monetary assets and liabilities in the quarter, compared to a $1 million loss in the second quarter of 2008.

Results from discontinued operations for 2007 include the operating results of our Canadian diagnostics businesses for the period prior to sale and the gain resulting from the sale of the business.

In the second quarter of 2008, we repurchased $12 million or 0.6 million shares as part of our Normal Course Issuers Bid (NCIB).  In the second quarter of 2007, we completed a substantial issuer bid and repurchased approximately 22.8 million Common shares for C$500 million (US$ 441 million) at a price of C$21.90 per share.  As a result of this substantial issuer bid, we reduced the number of Common shares outstanding in the second quarter of 2007 from approximately 144 million to 122 million, and we have 122 million Common shares outstanding as of the second quarter 2008.

Reported earnings per share from continuing operations were $0.09 for the quarter, compared to a loss of $0.40 in 2007.  Adjusted earnings per share from continuing operations for the quarter were $0.06 compared to $0.11 earned in the same period last year.  Increased amortization of the intangible assets related to the MD acquisition reduced the second quarter of 2008 adjusted EPS by $0.04 compared to the second quarter of 2007.  Earnings per share from discontinued operations were nil compared to $5.77 which included $5.76 related to the gain on sale of the diagnostics business in the second quarter of 2007.  Adjusted earnings per share and adjusted income from continuing operations for the two periods were as follows:

Earnings Per Share
	Second Quarter		Year-to-date
	2008	2007	2008	2007
Basic earnings (loss) per share from continuing operations – as reported	$0.09	$(0.40)	$0.23	$(0.39)
Adjusted for:
Restructuring charges, net	0.01	0.15	0.01	0.23
FDA-related provision	(0.06)	0.29	(0.06)	0.29
Valuation provisions	0.03	0.04	0.03	0.04
Mark-to-market on interest rate swaps	-	-	(0.02)	-
MAPLE investment tax credits	-	(0.02)	-	(0.02)
Loss sale of business and long-term investments	-	0.03	-	0.02
Acquisition integration	(0.01)	0.02	0.01	0.02
Tax rate changes	-	-	(0.09)	-
Adjusted EPS	$0.06	$0.11	$0.11	$0.19

Income from Continuing Operations
	Second Quarter		Year-to-date
	2008	2007	2008	2007
Income (loss) from continuing operations – as reported	$11	$(55)	$28	$(55)
Adjusted for (after tax):
Restructuring charges, net	1	21	1	33
FDA-related provision	(7)	40	(7)	40
Valuation provisions	3	5	3	5
Mark-to-market on interest rate swaps	-	-	(2)	-
MAPLE investment tax credits	-	(2)	-	(2)
Loss sale of business and long-term investments	-	4	-	2
Acquisition integration	(1)	2	1	2
Tax rate changes	-	-	(11)	-
Adjusted income from continuing operations	$7	$15	$13	$25

MDS Pharma Services
Financial Highlights

Second Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2008	revenues	2007	revenues		2008	revenues	2007	revenues
$68	53%	$60	52%	Early-stage	$131	53%	$126	53%
60	47%	55	48%	Late-stage	117	47%	110	47%
128	100%	115	100%	Net revenues	248	100%	236	100%
$24	-	$23	-	Reimbursement revenues	$50	-	$46	-
152	-	138	-	Total revenues	298	-	282	-
(95)	(74%)	(80)	(70%)	Cost of revenues	(183)	(74%)	(169)	(72%)
(24)	-	(23)	-	Reimbursed expenses	(50)	-	(46)	-
(33)	(26%)	(32)	(28%)	Selling, general, and administration	(62)	(25%)	(65)	(28%)
(8)	(6%)	(10)	(9%)	Depreciation and amortization	(17)	(7%)	(18)	(8%)
(1)	(1%)	(23)	(20%)	Restructuring charges	(1)	-	(31)	(13%)
9	7%	(68)	(58%)	Other income (expense)	14	6%	(66)	(27%)
-	-	(98)	(85%)	Operating income (loss)	(1)	-	(113)	(48%)
				Adjustments:
(10)	(8%)	61	53%	Reversal (provision) for FDA-related costs	(10)	(4%)	61	25%
1	1%	23	20%	Restructuring charges	1	-	31	13%
-	-	4	3%	Loss (gain) on sale of a business	(2)	(1%)	4	2%
(9)	(7%)	(10)	(9%)		(12)	(5%)	(17)	(8%)
8	6%	10	9%	Depreciation and amortization	17	7%	18	8%
$(1)	(1%)	$-	0%	Adjusted EBITDA	$5	2%	$1	0%
				Margins:
26%		30%		Gross margin	26%		28%
-		0%		Adjusted EBITDA	2%		-%
$9		$5		Capital expenditures	$15		$7

In the second quarter of 2008, MDS Pharma Services net revenues increased by 11% as reported versus the prior year quarter. The impact on revenue of the change in foreign exchange rates from the second quarter of 2007 to the second quarter of 2008 was an increase of approximately $11 million or 10%. Both our early-stage and late-stage businesses had slightly higher revenue excluding the impact of foreign exchange. The late-stage increase was primarily a result of increases in our central lab business which was partially offset by the impact of contract cancellations in Phase II-IV related to failures of compounds that occurred in prior quarters.   Early-stage increased revenue was primarily a result of increased activity in Phase I including the impacts of our new Phoenix facility and increased demand in bioanalytical services.

New orders in the second quarter of 2008 of $165 million were up 60% compared to the same period last year.  We saw a $36 million or 9% increase in period end backlog and a 13% increase in average backlog from the first quarter of 2008.  Period-end backlog was up 1% compared to the same period in 2007; however average backlog was down 10%.  In the second quarter of 2007 we experienced a high level of contract cancellations at the end of the quarter.

Average monthly backlog	New Orders	Average Backlog	Period End Backlog
Fiscal 2007 – Quarter 1	159	450	472
Quarter 2	103	450	428
Quarter 3	119	420	408
Quarter 4	134	385	375
Fiscal 2008 – Quarter 1	177	360	395
Quarter 2	165	405	431

MDS Pharma Services had an operating income of nil for the quarter, compared to a loss of $98 million for the same period last year.   In the second quarter of 2007, we recorded a $61 million provision for customer reimbursements related to the FDA review of our Montreal bioanalytical operations and a $23 million restructuring charge to improve profitability at MDS Pharma Services.  Based on costs incurred to date and our best estimated future liability, we reversed $10 million of the FDA provision to income in the second quarter of 2008.  As well, during the same period, a $1 million restructuring charge was incurred related to facility closures.  In both 2007 and 2008, the FDA charge, revision of our best estimate and the restructuring charges were treated as adjusting items.  In the second quarter of 2007, the $4 million loss on the sale of our Hamburg facility was also an adjusting item.

MDS Pharma Services adjusted EBITDA for the second quarter of 2008 decreased by $1 million to a loss of $1 million compared to the same period in 2007.  This decrease was primarily the result of higher margin services reported in our late-stage business in the second quarter of 2007, increased investments for growth in certain areas of our business in 2008, and the impact of the previously announced contract cancellations, all of which offset the impact of savings achieved from our restructuring activities that were initiated in the second quarter of 2007.  The negative impact of foreign exchange on our operations resulting from the decline of the US dollar from the second quarter of 2007 to the second quarter of 2008 of approximately $3 million offset the unfavourable impact of the $3 million on the revaluation of certain assets and liabilities in the second quarter of 2007.  In addition, we reported a $2 million provision release associated with a customer settlement in the second quarter of 2008 and $2 million of income related to refundable tax credits in the second quarter of 2007.

SG&A of $33 million in the second quarter of 2008 was $1 million higher than the second quarter of 2007 due primarily to the negative impact of foreign exchange on spending from the strengthening of the Canadian dollar, British pound and the euro over the same period.

During the second quarter of 2008, we continued to work toward completion of our restructuring plan announced in 2007 and these plans are now over 95% complete.

Capital expenditures in the pharmaceutical services segment were $9 million compared to $5 million in the second quarter of 2007.

Regulatory Review of Montreal Bioanalytical Operations
The six-month time limit imposed by the FDA for generic audits has passed, and we believe we have substantially completed all required site audits for generic customers.  We continue to receive a limited number of study audit requests from innovator customers and expect we may continue to receive these requests in low numbers in the coming months.

We have responded to questions from European regulators about the nature of the work that was done for the FDA. We believe the European regulators are satisfied with the work completed for the FDA and do not expect to incur any significant costs associated with actions, if any of European regulators.

During the second quarter of 2007, we approved and recorded a $61 million provision to reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. We have utilized $19 million of this reserve for such costs, an amount that was partially offset by a foreign currency translation gain on the US-dollar denominated components of the cost estimate. Although we believe we have substantially completed the majority of all required site audits, we still await final reimbursement requests for many of these audits.  Based on information currently available, we believe a reserve of $33 million is required to cover any agreements reached with clients for study audits, study re-runs, and other related costs.  Accordingly, approximately $10 million has been reversed this quarter and is included in other income.

MDS Nordion
Financial Highlights

Second Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2008	revenues	2007	revenues		2008	revenues	2007	revenues
$76	95%	$67	94%	Product revenues	$135	96%	$134	97%
4	5%	4	6%	Service revenues	5	4%	4	3%
80	100%	71	100%	Net revenues	140	100%	138	100%
(42)	(53%)	(35)	(49%)	Cost of product revenues	(76)	(54%)	(69)	(50%)
(2)	(3%)	(1)	(1%)	Cost of service revenues	(2)	(1%)	(2)	(1%)
(13)	(16%)	(12)	(18%)	Selling, general, and administration	(24)	(17%)	(23)	(17%)
(2)	(3%)	(1)	(1%)	Research and development	(2)	(1%)	(2)	(1%)
(3)	(4%)	(3)	(4%)	Depreciation and amortization	(6)	(4%)	(6)	(4%)
3	4%	1	1%	Other income (expense)	(5)	(4%)	1	1%
21	25%	20	28%	Operating income	25	19%	37	27%
				Adjustments:
-	-	(1)	(1%)	Loss (Gain) on a sale of a business	4	3%	(1)	(1%)
21	25%	19	27%		29	21%	36	26%
3	4%	3	4%	Depreciation and amortization	6	4%	6	4%
$24	30%	$22	31%	Adjusted EBITDA	$35	25%	$42	30%
				Margins:
45%		50%		Gross margin	44%		49%
30%		31%		Adjusted EBITDA	25%		30%
$3		$1		Capital expenditures	$6		$2

MDS Nordion revenues were up 13% from the second quarter of 2007 on a reported basis, inclusive of a foreign exchange impact of $6 million related to the decline of the US dollar in the second quarter of 2008 compared to the second quarter of 2007.  The remaining $3 million increase was due to the shipment of a cobalt sterilization system and higher sales across most product lines, which were partially offset by higher sales of medical isotopes in the second quarter of 2007 which occurred as a result of a supply disruption at a competitor.

Operating income in the second quarter of 2008 was $21 million compared to $20 million last year and adjusted EBITDA was $24 million this year compared to $22 million in 2007.  The second quarter of 2008 includes a $3 million gain on embedded derivatives, while the second quarter 2007 included $4 million related to higher medical isotope revenues during a period of competitor disruption.  Excluding these items, improvements in profitability were driven by growth and productivity.

SG&A in the second quarter of 2008 increased by $1 million to $13 million compared to the same period last year primarily related to the decline of the US dollar compared to the Canadian dollar over the same period.  R&D investment increased by $l million in the second quarter of 2008.

Other income for the second quarter of 2007 included the release of a $1 million provision related to a business sold in 2003.  This item has been treated as an adjusting item.

Capital expenditures For MDS Nordion were $3 million, compared to $1 million last year driven by investments to expand capacity in Europe for our Glucotrace® product.

Effective May 1, 2008, we completed the sale of our external beam therapy and self-contained irradiator product lines to Best Medical International Inc.  The expected $4 million loss was previously recorded in the first quarter of 2008.  The operating results for these product lines were reported in the MDS Nordion segment in the second quarter of 2008.

MDS Analytical Technologies
Financial Highlights

Second Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2008	revenues	2007	revenues		2008	revenues	2007	revenues
$93	79%	$62	81%	Product revenues	$185	79%	$100	77%
25	21%	15	19%	Service revenues	49	21%	30	23%
118	100%	77	100%	Net revenues	234	100%	130	100%
(64)	(54%)	(48)	(63%)	Cost of product revenues	(125)	(53%)	(85)	(65%)
(4)	(3%)	(1)	(1%)	Cost of service revenues	(8)	(3%)	(1)	(1%)
(22)	(19%)	(11)	(14%)	Selling, general, and administration	(41)	(18%)	(17)	(13%)
(20)	(17%)	(15)	(20%)	Research and development	(40)	(17%)	(26)	(20%)
(12)	(10%)	(4)	(5%)	Depreciation and amortization	(27)	(12%)	(7)	(5%)
-	-	-	-	Restructuring charges	-	-	(2)	(2%)
-	-	(1)	(1%)	Other income (expense) net	(2)	(1%)	-	-
(4)	(3%)	(3)	(4%)	Operating income (loss)	(9)	(4%)	(8)	(6%)
				Adjustments:
10	8%	11	14%	Equity earnings	24	10%	25	19%
(1)	(1%)	3	4%	Acquisition integration	2	1%	3	3%
5	4%	11	14%		17	7%	20	16%
12	10%	4	5%	Depreciation and amortization	27	12%	7	5%
$17	14%	$15	19%	Adjusted EBITDA	$44	19%	$27	21%
				Margins:
42%		36%		Gross margin	43%		34%
14%		19%		Adjusted EBITDA	19%		21%
$1		$1		Capital expenditures	$3		$4

The Sciex brand channel of MDS Analytical Technologies carries out the majority of its business through joint ventures.  Currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures.  Under US GAAP, we equity account for the joint ventures and therefore the majority of the income related to the Sciex brand channel is reflected in equity earnings, which represent our share of the net income of the joint ventures. Our reported revenues are related to products manufactured and services performed for the joint ventures and are not a direct indicator of end-customer revenues. We include equity earnings in our calculation of adjusted EBITDA, however, under US GAAP, these earnings are not included in operating income.

The second quarter of 2007 includes the results of the Sciex brand channel, along with the results of the MD business for the 41-day period from the close of the acquisition on March 20, 2007 to the quarter-end.

MDS Analytical Technologies revenue grew by $41 million to $118 million in the second quarter of 2008, compared to the same period in the prior year.  The second quarter of 2008 includes $55 million of revenue from the MD brand channel compared to $29 million reported for the 41-day post-acquisition period in the second quarter of 2007.  MD revenues were up $4 million or 8% in the second quarter of 2008, compared to the same three-month period in 2007.  In the first full year since the acquisition, the MD brand channel generated  $220 million of revenue which was 16% above our first-year target of $190 million.

Sciex revenues to the joint venture were up $15 million or 31%, including $8 million of impact from foreign exchange due to the decline in the US dollar compared to the Canadian dollar.  End-user revenues for Sciex products grew 6% in the second quarter including the impact of foreign exchange.  Compared to the same period last year unit volume declined as pharmaceutical customers reduced capital spending for large instruments in the quarter.

MDS Analytical Technologies reported an operating loss of $4 million for the second quarter of 2008 compared to a $3 million loss in the second quarter of 2007. Equity earnings, which are not included in operating income and represent our share of earnings from the Sciex joint ventures was $10 million for the second quarter of 2008 versus $11 million for the second quarter of 2007. Reported operating income for the second quarter of 2007 includes the results for MD from the date of acquisition, and $3 million of integration costs and purchase accounting adjustments.   During the second quarter of 2008, $1 million of integration cost were reversed as part of the finalization of the MD purchase price allocation.

Adjusted EBITDA for the quarter was $17 million compared to $15 million during the same period last year.  Adjustments of 1 million of income in the second quarter of 2008 and $3 million of expense for the second quarter of 2007 reflect integration costs related to the MD acquisition.  The Sciex brand channel delivered $8 million of adjusted EBITDA, flat with prior year, driven by the impact of lower customer sales of our larger, higher margin products which was offset primarily by the impact of higher end-user service revenue in the second quarter of 2008.

Adjusted EBITDA for the MD brand channel was $9 million in the second quarter of 2008, up $2 million from the $7 million reported for the 41-day post-acquisition period in the second quarter of 2007.  MD profitability was also impacted by soft demand for high margin, high-end instruments and by transition expenses related to our manufacturing shift to Asia.  In the first full year of ownership MD has delivered $46 million in adjusted EBITDA which met the target of  $45-$50 million in adjusted EBITDA.

SG&A increased for the second quarter of 2008 by $11 million to $22 million reflecting the full quarter of costs associated with the MD business.   R&D expense increased $5 million to $20 million for the second quarter of 2008 compared to the same period in 2007, due to the R&D costs incurred by the MD brand channel and increased investment in Sciex products that will launch within the next 12 months.  Depreciation and amortization expense was also up, reflecting, a complete quarter of intangible assets amortization related to the MD acquisition.

Capital expenditures were $1 million this year and last.

During the quarter, MDS Analytical Technologies continued to drive innovation and growth with the launch of the next-generation Arcturus XT™ instrument for laser capture microdissection (LCM).  The new Arcturus XT™ offers researchers improved speed, precision and flexibility for their microdissection experiments.

Corporate and Other
Financial Highlights

Second Quarter			Year-to-Date
2008	2007		2008	2007
$(7)	$(6)	Selling, general, and administration	$(12)	$(10)
-	(1)	Depreciation and amortization		(1)
-	(2)	Restructuring charges		(7)
(2)	(6)	Other expense	(1)	(3)
(9)	(15)	Operating income	(13)	(21)
		Adjustments:
-	-	Gain on sale of investments	-	(2)
3	6	Valuation provisions	3	6
-	2	Restructuring	-	7
-	1	Depreciation and amortization	-	1
$(6)	$(6)	Adjusted EBITDA	$(10)	$(9)

Corporate SG&A expenses were $7 million in the second quarter of 2008 and compared to $6 million in the second quarter of 2007.

Other expense for the second quarter of 2008 include an additional $3 million provision to write down the value of ABCP.  This increased the provision from 10% to 30% on $17 million of ABCP that we hold. The second quarter of 2007 included a $6 million valuation provision related to Lumira Capital Corp. Both of these were treated as adjusting items.  The 2007 $2 million charge related to restructuring in the corporate functions was also an adjusting item.

In the second quarter of 2008 net interest expense was $2 million compared to net interest income of $2 million in the second quarter of 2007.  The $4 million decrease is primarily a result of lower interest earned on lower cash balances.

Income taxes
Our effective tax rate this quarter was 31%. Our tax expense was reduced by $2 million of tax credits relating to research and development that we recognized during the quarter.  The tax benefit recorded this quarter on the ABCP provision reflects the fact that any tax loss arising on ABCP will be treated as a capital loss.

Discontinued Operations
The results of our discontinued businesses for the second quarter of 2007 were as follows:
	Second Quarter	Year-to-date
	2008	2007	2008	2007
Net revenues	$-	$20	$-	$95
Cost of revenues		(12)		(58)
Selling, general and administration		(6)		(15)
Operating income	-	2	-	22
Gain on sale of discontinued operations		905		905
Interest income		-		1
Income taxes		(114)		(117)
Minority interest		(1)		(4)
Equity earnings		-		1
Income from discontinued operations	-	792	-	808
Basic EPS from discontinued operations	$-	$5.77	$-	$5.73

The results from discontinued operations for 2007 reflect only the Canadian diagnostic services business.

Liquidity and Capital Resources

	April 30, 2008	October 31, 2007	Change
Cash, cash equivalents and short-term investments	$139	$337	(59%)
Operating working capital[1]	$125	$59	112%
Current ratio (excludes net assets held for sale)	$1.9	$1.6	19%
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

During the second quarter of 2008, $5 million of cash was used, including $12 million related to share repurchases under our NCIB. For the first six months of 2008, $198 million of cash and short-term investments were utilized including $89 million of scheduled long-term debt principle and interest repayments, $65 million of income taxes related to the 2007 gain on the sale of the diagnostics business, an increase in operating working capital as a result of year end compensation payouts and decreases in our accounts payable balances.  The increase in the current ratio is primarily attributable to the reduction of current liabilities related to the payment of long term debt and income taxes payable and the movement of a $73 million note receivable to current.

We expect to have net operating cash inflows for the remainder of fiscal 2008.  Expected cash outflows include FDA–related reimbursements to our customers and the payment of severance obligations associated with restructuring activities. In addition to cash generated by operations and cash on hand, we have available a C$500 million, five-year, committed, revolving credit facility, that expires in July, 2010, to fund our liquidity requirements. There were no borrowings under this facility as at April 30, 2008.

Cash used by investing activities for continuing operations totalled $13 million for the second quarter of 2008, compared to outflows of $599 million for the second quarter of 2007, of which $603 million is related to the MD acquisition.  Capital expenditures for the quarter totalled $15 million, compared to $7 million of expenditures in the second quarter of 2007.

Financing activities (excluding discontinued operations) used $10 million of cash in the quarter, primarily driven by $12 million of purchases under our existing NCIB during the quarter which retired 0.6 million Common shares representing less than 1% of our outstanding Common shares. Cash used in financing activities for the prior year of $437 million included a $441 million share repurchase.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for operations, capital expenditures, research and development expenditures, FDA settlements, restructuring costs and potential acquisitions in 2008.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.  In the third quarter of 2008, we received $15 million in cash from the May 1, 2008 sale of our external beam therapy and self-contained irradiator product lines.

Asset Backed Commercial Paper (ABCP)
The Company owns investments in non-bank sponsored ABCP issued by two trusts with an original cost of $17 million. These investments matured in September 2007, but as a result of liquidity issues in the ABCP market, they did not settle at maturity.

In September 2007, a Pan-Canadian Investors Committee for Third Party Asset Backed Commercial Paper (the Committee) was formed to propose a solution to the liquidity problem in the ABCP market.

At that time, the Company performed a probability-weighted discounted cash flow adjustment valuation reflecting the uncertainties in the timing and the amount of its investment to be recovered. This analysis was performed for both a short-term and long-term hold scenario and based on this, MDS took a provision of 10% or $2 million in the fourth quarter 2007.

In March 2008, the Committee filed with the Ontario Superior Court of Justice a restructuring arrangement to convert the ABCP into various long-term floating rate notes with maturities matching the maturities of the underlying assets. A substantial majority of ABCP holders voted in favour of the Committee’s restructuring plan, subject to final judicial approval.  The Company has revised its valuation of its investment in ABCP to reflect the additional information available in the market and to consider the impact of the Committee’s restructuring plan to convert the ABCP into various long-term floating rate notes with revised maturities. The DBRS rating for the majority of the new notes is expected to be AA and BB.

The Company has continued to use a scenario-based probability-weighted discounted cash flow approach to value its investment at April 30, 2008 which considered the revised credit quality of the investments, estimated renegotiated maturity dates of approximately five to eight years, estimated coupon rates of 3.1% to 3.6% and estimated restructuring fees. As a result of this valuation, the Company revised its fair value estimates for the ABCP it holds to be 70% of the face value. As a result, in the second quarter of  2008 an additional provision of $3 million was recorded to bring the total reserve to $5 million or 30% of face value.

Contractual Obligations
There have been no material changes in contractual obligations since October 31, 2007 and there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of third parties, nor do we have any off-balance sheet arrangements.

Derivative Instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by these banks to assist in the determination of fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at April 30, 2008 was a liability of $2 million.

In addition to the above derivatives, isotope supply agreements include terms that result in the creation of an embedded currency derivative under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”.  The fair value of this derivative at April 30, 2008 is an asset of $2 million.

Capital Structure
	April 30 2008	October 31 2007	Change
Long-term debt	$300	$384	(22%)
Less: cash and cash equivalents and short-term investments	(139)	(337)	(59%)
Net debt	161	47	243%
Shareholders’ equity	1,837	1,897	(3%)
Capital employed[1]	$1,998	$1,944	3%
1 Capital employed is a measure of how much of our net assets is financed by debt and equity.

Long-term debt decreased $84 million primarily due to $80 million of repayment of the long-term debt in the first quarter 2008 and the revaluation of our Canadian dollar dominated long-term debt to reflect the strength of the US dollar at the end of the second quarter of 2008, compared to our 2007 fiscal year end.

Quarterly Highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with US GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

[millions of US dollars, except earnings per share]
	Trailing Four Quarters	Apr 2008	Jan 2008	Oct 2007	July 2007
Net revenues	$1,237	$326	$296	$307	$308
Operating income (loss)	(1)	8	$(6)	$1	$(4)

Income from continuing operations	$50	$11	$17	$15	$7
Net income	$48	$11	$17	$13	$7
Earnings per share from continuing operations
Basic and diluted	$0.41	$0.09	$0.14	$0.12	$0.06
Earnings per share
Basic	$0.39	$0.09	$0.14	$0.11	$0.05
Diluted	$0.39	$0.09	$0.14	$0.11	$0.05
[millions of US dollars, except earnings per share]
	Trailing Four Quarters	Apr 2007	Jan 2007	Oct 2006	July 2006
Net revenues	$995	$263	$241	$250	$241
Operating income (loss)	$(129)	$(96)	$(9)	$(3)	$(21)

Income (loss) from continuing operations	$(45)	$(55)	$-	$12	$(2)
Net income	$812	$737	$16	$45	$14
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.33)	$(0.40)	$0.00	$0.08	$(0.01)
Earnings per share
Basic	$5.88	$5.37	$0.11	$0.30	$0.10
Diluted	$5.86	$5.35	$0.11	$0.30	$0.10

Items that impact the comparability of operating income include:
•	Results for the quarter ended April 30, 2008 reflect income of $10 million from the reduction of the FDA provision
•	Results for the quarter ended January 31, 2008 reflect a $11 million gain from the reduction of future Canadian income tax rates
•
Results for the quarter ended April 30, 2007 reflect a $792 million net gain from the sale of our diagnostics businesses, 41 days of operating results of Molecular Devices, $61 million of charges related to assisting clients in respect to the FDA review, and $25 million of restructuring charges.

•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totalling $13 million.

Outlook
In recent quarters, we have seen strong growth in new order wins at MDS Pharma Services including $342 million in new orders reported in the first half of 2008. While we expect these new orders to begin driving increased revenue in the second half of 2008, attention continues to be focused on restoring profitability by streamlining and strengthening the solid platforms we have throughout our business.  We are continuing to invest in building our global business development capability to accelerate growth in key global markets. This has included hiring experienced staff, new sales incentive programs, training and a focus on winning more profitable business.  These initiatives include corresponding growth investments in facilities such as our Phoenix Phase I facility and our Beijing central laboratory, as well as investments in customer-facing systems designed to achieve our On-Time, High-Quality brand promise.  At the same time, we have streamlined our infrastructure through our restructuring initiatives announced in 2007.  These savings have allowed us to offset the unfavorable impact of inflation and foreign exchange while we incur the above investments to drive growth.  We anticipate increases in adjusted EBITDA in the second half of 2008 and beyond as higher revenues from our increasing backlog leveraged this improved cost structure.  In addition, we will continue to implement new productivity initiatives to further improve profitability.

MDS Nordion returned to more traditional levels of revenue and adjusted EBITDA in the second quarter of 2008 after a first quarter disruption in the supply of medical isotopes, related to the shutdown of our supplier’s reactor and cobalt shipment delays in the Asia region.  We remain encouraged by the ongoing global expansion of our TheraSphere® product line and continue to seek new partnerships for growth in medical isotopes. Our expanded contract for cobalt supply with Rosenergoatom positions MDS Nordion well to serve continued growth in cobalt sterilization demand in the long term. We are encouraged by the projected outlook for expected growth in our global markets and we are focusing on being positioned in these markets to capitalize on these opportunities.

On May 16, 2008, AECL and the Government of Canada publicly announced their intention to discontinue the development work on the MAPLE reactors.  At the same time, AECL and the Government of Canada also publicly announced that they will continue to supply medical isotopes from the current NRU, and will pursue a license extension of the NRU operation past its current expiry date of October 31, 2011.  MDS Nordion is assessing the situation and intends to take appropriate steps to protect the interest of patients, its customers and its shareholders.

Our integration of MDS Analytical Technologies is tracking well to plan and MD exceeded our first year target of $190 million in revenue, reaching $220 million. MD adjusted EBITDA for the first twelve months was $46 million and met our first year target for adjusted EBITDA of between $45 million and $50 million.

In the past quarter at MDS Analytical Technologies, we have begun to see deferrals of capital expenditures for high-end instruments by pharmaceutical customers.  This has negatively affected our second quarter results as these high-end instruments also command higher margins.  We expect this market softness to continue into the second half 2008.

In order to improve our profitability we are evaluating a number of cost-reduction activities to be implemented in the third quarter of 2008.  Primarily as a result of softening demand for high-end instruments in the pharmaceutical markets and a delay in achieving targeted profitability at MDS Pharma Services, we have revised our guidance as outlined in the table below.

MDS Inc.
2008 Guidance

[millions of US dollars, except earnings per share]
	2007 Actual Results	Revised 2008 Guidance	Initial 2008 Guidance
Total Revenues	$1,210	$1,350 - 1,400	$1,350 – 1,410
Net Revenue	$1,119	$1,250 – 1,290	$1,250 – 1,300
Adjusted EBITDA	$145	$160 – 170	$175 - 185
Adjusted EPS	$0.34	$0.27 – 0.33	$0.37 – 0.43
Income (loss) from continuing operations	$(33)	$45 - 55	$55 - 65
Basic EPS	$(0.25)	$0.37 – 0.45	$0.45 – 0.53
Capital Expenditures	$71	$60 – 70	$65 - 75
Effective tax rate	41%	10- 20%	0 – 10%

Our revised 2008 guidance is based on the following assumptions:

Net revenues for 2008 are expected to grow in the range of 12% - 15% based on:  the net impact of the Molecular Devices acquisition, foreign exchange, the divestiture of the MDS Nordion external beam therapy and self-contained irradiator product lines, and increased revenues across all three business units due to expected market growth and improved sales execution.  The decline in the higher end of the guidance range by $10 million from our Initial 2008 Guidance issued on February 21, 2008 to our Revised 2008 Guidance is primarily a result of lower expected revenue in MDS Analytical Technologies as pharmaceutical customers have started to reduce capital expenditures.  Total revenue is a GAAP measure that includes a forecast for reimbursement revenues, which are then excluded from the calculation of net revenues.

Adjusted EBITDA is expected to grow at 10% to 17% and to be in the range of $160 - $170 million driven by:  productivity improvements, particularly in MDS Pharma Services, revenue growth across MDS, and the full-year impact of the acquisition of Molecular Devices.  The $15 million decline in the low and high end of our range in adjusted EBITDA guidance from our Initial 2008 Guidance to our Revised 2008 Guidance is a result of lower than expected demand from our pharmaceutical customers on large instruments which results in lower gross profit and lower equity earnings from our joint venture, and a delay in achieving targeted profitability at MDS Pharma Services.  For 2008, the adjusting items used in calculating adjusted EBITDA include; the revision of our best estimate of the remaining FDA provision, the provision for ABCP, the loss on the sale of MDS Nordion’s divested product lines and certain other items.

Adjusted earnings per share (adjusted EPS) for 2008 are expected to be in the range of $0.27 – $0.33.  In addition to the adjusting items outlined above, adjusted EPS also excludes an expected 2008 gain on deferred taxes associated with future Canadian income tax rates.

Income from continuing operations and basic EPS for 2008 primarily reflects adjusted EBITDA growth and the income tax gain described above.

Capital expenditures in 2008 are expected to be lower than 2007 as we are reducing spending based on lower forecast profitability for the remainder of the year.

The expected effective tax rate in 2008 is in the range of 10% – 20% reflecting an expected gain associated with the reduction of future Canadian income tax rates, the use of foreign tax loss carry-forwards and research and development investment tax credits.  The expected effective tax rate range is ten percentage points higher in our Revised 2008 Guidance compared to our Initial 2008 Guidance due to changes in earnings and a lower than expected gain associated with the reduction of future Canadian income tax rates.

Our income from continuing operations and basic EPS could be materially reduced, including the possibility of a significant loss in 2008, if we determine there is an impairment of the intangible asset associated with the MAPLE reactors or if we implement a significant second half restructuring plan as part of cost reduction initiatives.  The above items could also affect our effective tax rate.

Canadian GAAP Reconciliation
Note 19 to our consolidated financial statements for the second quarter of 2008 contains a reconciliation of results reported in US GAAP to the results based on Canadian GAAP.  The material reconciling items for net income in the quarter are deferred development costs that are capitalized for Canadian GAAP purposes and expensed under US GAAP, a difference in the methodologies used to value certain stock-based compensation programs and certain contracts that under US GAAP have an embedded derivative associated with them.  In the second quarter of 2007 the differences relate to treatment of Income Tax Credits, deferred development costs and stock-based compensation plans.

Our Canadian Supplement to this MD&A provides descriptions and reconciliations of the material differences between this MD&A based on US GAAP and the financial information for the quarter based on Canadian GAAP

 Accounting Changes
In July 2006, the US Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements.  It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 was adopted by the Company in the first quarter of fiscal 2008.  We adopted FIN 48 in the first quarter of 2008 and we did not have to record any change to liabilities for uncertain tax positions.  For additional information see Note 2 of our unaudited interim financial statements.

Recent Accounting Pronouncements
 In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company on November 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 effective fiscal 2009 and is currently evaluating the effect of the adoption of SFAS 159.  The adoption is not expected to have a material impact on the consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” a substantial amendment to SFAS 141. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141R effective for acquisitions after October 31, 2009.  The Company is currently evaluating the effect that the adoption of SFAS 141R will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements— an Amendment of ARB No. 51”. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the non-controlling interest held by others in entities that are consolidated by the reporting entity. MDS does not consolidate entities with material non-controlling interests and the provisions of SFAS 160 are not expected to have a material impact on its consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement 133 (SFAS 133).  SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  MDS plans to adopt the provisions of SFAS 161 on February 1, 2009.

In April 2008, the FASB issued Financial Statement Position SFAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets.  FSP 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The adoption is not expected to have a material impact on the consolidated results of operations and financial position.

International Financial Reporting Standards
We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  The Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) have recently confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  The CSA in a Concept Paper released on February 13, 2008, provided a tentative conclusion that allows domestic issuers who are also Securities and Exchange
Commission (SEC) registrants, like MDS, to continue to report under US GAAP for a further two years from the transition date for domestic issuers.  Separately, the SEC in late 2007 also eliminated the requirement of reconciling financial statements to US GAAP for foreign private issuers that file under IFRS, effective November 15, 2007.

We adopted US GAAP as our primary reporting standard for our consolidated financial statements in fiscal 2007.  We commenced reporting under US GAAP to improve the comparability of our financial information with that of our competitors, the majority of whom are US-based multinational companies that report under US GAAP.  If current proposals by the CSA are approved without changes, the earliest we will be required to adopt IFRS as our primary reporting standard will be in fiscal 2014.  We may adopt IFRS as our primary reporting standard earlier if the SEC either requires domestic registrants in the US to transition to IFRS prior to fiscal 2014 or if it permits domestic registrants to voluntarily adopt IFRS prior to fiscal 2014 and the majority of our competitors commence to report under IFRS.

Internal Control over Financial Reporting
As a result of our internal controls review during the preparation of our 2007 annual financial statements, we concluded that effective internal control over financial reporting was not maintained with respect to accounting for and disclosure of the fair value of compensation expense and period-end liabilities for certain stock-based incentive compensation plans.  As this error resulted in a material audit adjustment to our statements for fiscal 2007 and a restatement of the 2007 interim financial statements to correct the Canadian to US GAAP reconciliation tables in the notes to the financial statements, we concluded that this constituted a material weakness in the Company’s internal control over financial reporting and that the Company’s internal control over financial reporting was not effective as at October 31, 2007.  Although we believe that the reported material weakness is narrow in scope and that it does not have a pervasive impact on internal control over financial reporting at MDS, we will continue to evaluate our internal control over financial reporting on an ongoing basis and will upgrade and enhance internal control over financial reporting as needed.

To address the identified material weakness, management implemented measures in the first quarter of 2008 to remediate the control deficiency, including review of certain stock-based incentive compensation plans with third-party compensation experts, the calculation of fair value for these plans using a Monte Carlo simulation, and a review of accounting regulations for stock-based compensation plans with third-party accounting experts.  These measures have strengthened internal control associated with the calculation and reporting of the fair value of stock-based incentive compensation plan liability and expense. These measures were implemented prior to the preparation of the financial statements for the quarter ended January 31, 2008 and will be subject to the Company’s assessment of internal controls in fiscal 2008.